FILE NO.  _____________

                                   FORM U-3A-2
                                      2003

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
              RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935
                      TO BE FILED ANNUALLY PRIOR TO MARCH 1


                          SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         The claimant, South Jersey Industries, Inc. (SJI), was organized under the laws of the State of New Jersey; its principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJI is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

         SJI owns all of the outstanding common stock of South Jersey Gas Company (SJG), which was organized under the laws of the State of New Jersey. SJG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJG is a public utility company engaged in the purchase, transmission and sale of natural and mixed gases for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

         SJI has a 100% ownership interest in South Jersey Resources Group, LLC
         (SJRG) which was formed on April 1, 1996 under the laws of the State of Delaware. SJRG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJRG is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities and other wholesale users in the mid-Atlantic and southern regions of the country.

         SJI owns all of the outstanding common stock of South Jersey Energy Company (SJE), which was organized on January 15, 1973 under the laws of the State of New Jersey. SJE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJE is not a public utility company. SJE provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users and markets total energy management services. SJE also markets an air quality monitoring system that tests for hazardous airborne particulate on a real-time basis through AirLogics, LLC.

         SJE owns a 50% interest in AirLogics, LLC (AirLogics), a joint venture with GZA GeoEnvironmental, Inc., formed on April 1, 2000 under the laws of the State of Delaware. AirLogics' principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. AirLogics is not a public utility company. It markets a proprietary air monitoring system designed to assist companies involved in environmental clean-up activities.

         SJE owns all of the outstanding common stock of SJ EnerTrade, Inc. (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It formerly provided services for the sale of natural gas to the casino industry in Atlantic City, New Jersey. EnerTrade is not engaged in any business activity at this time.

         SJE also owns 100% of South Jersey Energy Solutions, LLC (SJES), formed June 1, 1999 under the laws of the State of Delaware. SJES's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJES is not a public utility company. It sold electricity on a retail basis in the mid-Atlantic states. In May 2002, SJES ceased selling electricity. SJES is not engaged in any business activity at this time.

         SJI owns a 50% interest in Millennium Account Services, LLC (Millennium), a joint venture with Conectiv Solutions, LLC formed January 4, 1999 under the laws of the State of Delaware. Millennium's principal location is 2 Regulus Drive, Suite B, Turnersville, New Jersey 08012. Millennium is not a public utility company. It provides meter reading services in southern New Jersey.

         SJI has a 100% ownership interest in Marina Energy LLC (Marina) which was formed on October 1, 2000 under the laws of the State of New Jersey. Marina's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. Marina develops and operates energy related projects in southern New Jersey. Marina is not a public utility company.

         SJI has a 100% ownership interest in South Jersey Gas Service Plus, LLC (Service Plus) which was formed on March 1, 2003 under the laws of the State of New Jersey. Service Plus's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. Service Plus installs residential heating and air conditioning systems in southern New Jersey. Service Plus is not a public utility company.

         SJI owns all of the outstanding common stock of Energy & Minerals, Inc.
         (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EMI is not a public utility company. It principally owns real estate and the stock of an inactive nonutility subsidiary.

         EMI owns all of the outstanding common stock of South Jersey Fuel, Inc.
         (SJF), which was organized under the laws of the State of New Jersey. SJF's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJF is not a public utility company and is presently inactive.

         SJI owns all of the outstanding common stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of SJI which were merged into R&T in 1997. R&T is presently inactive.

         Neither the claimant nor any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         SJI does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

         The properties of SJG used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by SJG is stored outside the State and transported when needed). There are 5,349 miles of distribution mains. There are 92 miles of mains in the transmission system. No pipelines of SJG deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                  During 2003, SJG distributed at retail to residential, commercial and industrial customers 22,403 MMcf of natural or manufactured gas and transported 34,461 MMcf of natural gas purchased directly by its industrial, residential and commercial customers. Retail distribution revenues were $266.3 million and transportation revenues were $75.2 million. SJG also sold 11,798 MMcf, or $77.0 million, of natural gas at wholesale for resale within the State of New Jersey.

         (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  None

         (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  During 2003, SJG sold 15,374 MMcf, or $99.6 million, of natural gas at wholesale to customers outside the borders of the State of New Jersey.

                  Also, throughput related to capacity release amounted to 39,194 MMcf, or $5.8 million in revenues, in 2003.

         (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  During 2003, SJG purchased approximately 36,488 MMcf of natural gas from out-of-state sources at a total cost, including related expenses, of $372.9 million.

                  During 2003, SJG purchased and had delivered to it approximately 487 MMcf of liquefied natural gas by over-the-road truck transport to SJG's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey, at a cost of $4.5 million.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  No system company holds any direct or indirect interest in an EWG or foreign utility company.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None
                                      -5-

                                    EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 2004.


                                       SOUTH JERSEY INDUSTRIES, INC.

                                       /s/ David A. Kindlick
                                       ---------------------------------
                                       DAVID A. KINDLICK
                                       Vice President & Chief Financial Officer



CORPORATE SEAL

ATTEST:

/s/ Richard H. Walker, Jr., Esquire
-----------------------------------
RICHARD H. WALKER, JR., ESQUIRE
Vice President, Corporate Secretary, & Corporate Counsel



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Richard H. Walker, Jr., Esquire
                           Vice President, Corporate Secretary, &
                           Corporate Counsel
                           South Jersey Industries, Inc.
                           1 South Jersey Plaza
                           Folsom, New Jersey   08037

                                      -6-


                                    EXHIBIT B



                            EWG ORGANIZATIONAL CHART


                     Not applicable. See response to Item 4.

                                      -7-



                                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                                 CONSOLIDATING STATEMENT OF INCOME
                                                           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                                           (In Thousands)


                                                    South    South
                                  South    South   Jersey   Jersey    South           Energy &
                                 Jersey   Jersey    Gas     Energy    Jersey  Marina  Minerals, R & T           Elim.
                                 Indust.    Gas    Service  Company Resources Energy    Inc.    Group,           &          Consd.
                                   Inc.   Company Plus,LLC  Consd.  Group,LLC  LLC     Consd.    Inc.  Total   Adjust.      Total
                                 ------- -------- --------  ------- --------- ------ --------- -----  -------  -------     ---------

Operating Revenues:
  Utility                             0  528,066        0        0         0       0        0     0   528,066  (40,388)[C]  487,678
  Nonutility                      2,216        0      806  187,358    10,560  12,736        0     0   213,676   (4,534)[C]  209,142
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

      Total Operating Revenues    2,216  528,066      806  187,358    10,560  12,736        0     0   741,742  (44,922)     696,820
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

Operating Expenses:
  Cost of Gas Sold - Utility          0  372,851        0        0         0       0        0     0   372,851  (40,388)[C]  332,463
  Cost of Sales - Nonutility          0        0      290  176,539     4,514   5,969        0     0   187,312   (2,320)[C]  184,992
  Operations                      3,176   48,729      394    5,318     1,035   2,779       35     0    61,466   (2,298)[C]   59,168
  Maintenance                         0    5,678        0        0         0       0        0     0     5,678        0        5,678
  Depreciation                       80   23,664        8       15        13     866        0     0    24,646        0       24,646
  Energy and Other Taxes            295   11,725        0        0         0       0       10     0    12,030        0       12,030
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

      Total Operating Expenses    3,551  462,647      692  181,872     5,562   9,614       45     0   663,983  (45,006)     618,977
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

Operating (Loss) Income          (1,335)  65,419      114    5,486     4,998   3,122      (45)    0    77,759       84       77,843
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

Other Income:
  Equity in Affiliated Companies    753        0        0       33         0       0        0     0       786        0          786
  Dividends from Subsidiaries    10,500        0        0        0         0       0        0     0    10,500  (10,500)[A]        0
  Equity in Undistributed
    Earnings of Subs             23,143        0        0        0         0       0        0     0    23,143  (23,143)[A]        0
Other                               479      112        0       41       215       1       57     0       905     (769)[C]      136
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

      Total Other Income         34,875      112        0       74       215       1       57     0    35,334  (34,412)         922
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

Interest Charges                    497   19,304        0       84        87   1,329        0     0    21,301     (685)[C]   20,616
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

Income Before Income Taxes       33,043   46,227      114    5,476     5,126   1,794       12     0    91,792  (33,643)      58,149
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

Income Taxes:
  Current Federal and State
    Income Taxes                 (1,384)  18,394       32    2,856       850  (1,411)     (16)    0    19,321        0       19,321
  Deferred Federal and State
    Income Taxes                    300    1,225       15     (614)    1,244   2,084       21     0     4,275        0        4,275
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

      Total Income Taxes         (1,084)  19,619       47    2,242     2,094     673        5     0    23,596        0       23,596
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

Income from Continuing
    Operations                   34,127   26,608       67    3,234     3,032   1,121        7     0    68,196  (33,643)      34,553
Equity in Undistributed Earnings
 of Discontinued Subsidiaries      (499)       0        0        0         0       0        0     0      (499)     499 [A]        0
Discontinued Operations - Net      (275)       0        0        0         0       0     (478)  (21)     (774)       0         (774)
Cummulative Effect of
    Accounting Change - Net           0        0        0        0      (426)      0        0     0      (426)       0         (426)
                                 ------- -------- -------- -------- --------- ------- -------- ----- --------- --------    ---------

      Net Income Applicable to
        Common Stock             33,353   26,608       67    3,234     2,606   1,121     (471)  (21)   66,497   (33,144)     33,353
                                 ======= ======== ======== ========  ======== ======= ======== ====== ========= ========   =========


                                      -8-


                                                        SOUTH JERSEY INDUSTRIES, INC.
                                              CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                               (In Thousands)


                                                   South    South
                                  South    South   Jersey   Jersey    South           Energy &
                                 Jersey   Jersey    Gas     Energy    Jersey  Marina  Minerals, R & T           Elim.
                                 Indust.    Gas    Service  Company Resources Energy    Inc.    Group,           &          Consd.
                                   Inc.   Company Plus,LLC  Consd.  Group,LLC  LLC     Consd.    Inc.  Total   Adjust.      Total
                                 ------- -------- --------  ------- --------- ------ --------- -----  -------  -------     ---------

Retained Earnings - Beginning     78,002   81,748       0    2,428    5,348     307   (13,831) (7,022) 146,980  (68,978)[B]  78,002

Net Income Applicable to
  Common Stock                    33,353   26,608      67    3,234    2,606   1,121      (471)    (21)  66,497  (33,144)[A]  33,353
                                 -------- -------- ------- ------- --------- ------- --------- ------- -------- --------   ---------

                                 111,355  108,356      67    5,662    7,954   1,428   (14,302) (7,043) 213,477 (102,122)    111,355

Dividends Declared - Common
  Stock                           19,717        0       0    5,000    5,500       0         0       0   30,217  (10,500)[A]  19,717
                                 -------- -------- ------- -------- -------- ------- --------- ------- -------- --------   ---------

Retained Earnings - Ending        91,638  108,356      67      662    2,454   1,428   (14,302) (7,043) 183,260  (91,622)     91,638
                                 ======== ======== ======= ======== ======== ======= ========= ======= ======== ========   =========



                                      -9-


                          SOUTH JERSEY INDUSTRIES, INC.
                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                 (In Thousands)


[A]  Dividends from Subsidiaries                             $10,500
     Equity in Undistributed Earnings
        of Subsidiaries                                       23,143

          Investment in Subsidiaries                                    $34,144
          Equity in Undistributed Earnings
            of Discontinued Subsidiaries                                    499
          Retained Earnings - Dividends Declared                         10,500

     To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

[B]  Retained Earnings - 1/1/03                               68,978

          Investment in Subsidiaries                                     68,978

     To eliminate retained earnings of subsidiaries at 1/1/03 previously recorded by South Jersey
     Industries, Inc. under the equity method of accounting.

[C]  Operating Revenues - Utility                             40,388
     Operating Revenues - Nonutility                           4,534
     Other Income                                                769

          Cost of Gas Sold - Utility                                     40,388
          Cost of Gas Sold - Nonutility                                   2,320
          Operations                                                      2,298
          Interest Charges                                                  685

        To eliminate intercompany revenue and expense.

                                      -10-



                                                                      SOUTH JERSEY INDUSTRIES, INC.
                                                                       CONSOLIDATING BALANCE SHEET
                                                                         AS OF DECEMBER 31, 2003
                                                                             (In Thousands)


                                                South      South    South             Energy
                             South     South    Jersey     Jersey   Jersey              &
                            Jersey    Jersey      Gas      Energy  Resources  Marina  Minerls,  R & T           Elimin.
                            Indust.     Gas     Service    Company   Group   Energy   Inc.     Group               &         Consd.
                             Inc.     Company   Plus LLC    Consd.    LLC      LLC    Consd.   Inc.   Total     Adjust.      Total
                            --------  --------  --------   -------  -------- ------  -------   -----  ------   --------     -------

Assets

Property, Plant and
 Equipment:
  Utility Plant, at
   original cost                 $0   $894,654     $0        $0       $0         $0     $0      $0   $894,654       $0     $894,654
    Accum. Depreciation
     and Amortization             0   (209,831)     0         0        0          0      0       0   (209,831)       0      209,831)
  Nonutility Property &
   Equipment, at cost         1,340          0     86        96       67     62,815    872     492     65,768        0       65,768
    Accum. Depreciation        (253)         0     (8)      (64)     (32)     (876)   (788)   (305)    (2,326)       0       (2,326)
                             -------  --------   -----     -----    -----    ------   -----   -----   --------  -------    ---------

      Property, Plant &
       Equipment - Net        1,087    684,823     78        32       35    61,939      84     187    748,265        0      748,265
                             ------   --------   -----     -----    -----   ------    -----   -----  --------   -------    ---------
Investments:
  Investments in Subs       295,622          0      0         0        0         0       0       0    295,622 (295,622)[1]        0
  Available-for-Sale
   Securities                    53      4,497      0         0        0         0       0       0      4,550        0        4,550
  Restricted                      0          0      0         0    4,022         0       0       0      4,022        0        4,022
  Investment in
   Affiliates                 1,382          0      0       809        0         0       0       0      2,191        0        2,191
                            -------   --------   -----     -----  ------     ------    -----   -----  --------  -------    ---------

      Total Investments     297,057      4,497      0       809    4,022         0       0       0    306,385 (295,622)      10,763
                            -------   --------   -----     -----  ------     ------    -----   -----  --------  -------    ---------
Current Assets:
  Cash & Cash Equivalnts        589      3,210    252      (381)     468       192      15      19      4,364        0        4,364
  Notes Receivable -
   Associated Companies      26,645          0      0       740        0         0   3,295   1,730     32,410  (32,410)[3]        0
  Notes Receivable -
   Affiliate                      0          0      0        50        0         0       0       0         50        0           50
  Accounts Receivable           111     47,606     30    34,667   35,449     2,876       0       0    120,739  (22,518)[2,6] 98,221
  Unbilled Revenues               0     31,070      0    11,822        0         0       0       0     42,892        0       42,892
  Provision for
   Uncollectibles                 0     (3,263)     0      (302)       0         0       0       0     (3,565)       0       (3,565)
  Accounts Receivable -
   Associated Companies       2,132        806     81     2,776        0         0       5       2      5,802   (5,802)[2]        0
  Natural Gas in
   Storage, Average Cost          0     59,432      0         0   10,164         0       0       0     69,596        0       69,596
  Materials & Supplies,
   Average Cost                   0      3,559      6         0        0        47       0       0      3,612        0        3,612
  Assets of Discontinued
   Businesses Held
    for Disposal                  0          0      0         0        0         0     408       0        408        0          408
  Accumulated Deferred
   Income Taxes                   8          0      0        89      143         0       1       0        241     (241)[4]        0
  Derivatives -
   Energy Related Assets          0          0      0     7,255   23,687         0       0       0     30,942   (7,470)[7]   23,472
  Derivatives - Other             0          0      0         0      565         0       0       0        565        0          565
  Prepaid Taxes                   0      2,661      0         0        0         0       0       0      2,661        0        2,661
  Prepaid Pension             1,216     18,206      0       268        0         0       0       0     19,690        0       19,690
  Other Prepayments &
   Current Assets               125      2,317      5       707      331       308       8       9      3,810        0        3,810
                             -------    ------  -----    -------  -------   ------   ------   -----   -------   --------   ---------

       Total Current
        Assets               30,826    165,604    374    57,691   70,807    3,423    3,732   1,760    334,217  (68,441)     265,776

                             -------   -------   -----  --------  -------   ------   ------  ------   --------  --------   ---------
Regulatory and Other
 Non-Current Assets:
  Gross Receipts &
   Franchise Taxes                0      1,367      0         0        0         0        0        0      1,367        0      1,367
  Environmental
   Remediation Costs              0     55,130      0         0        0         0        0        0     55,130        0     55,130
  Accumulated Deferred
   Income Taxes                 130          0      1       124        0       323    1,864       56      2,498   (2,498)[5]      0
  Income Taxes -
   Flowthrough Deprec.            0      7,619      0         0        0         0        0        0      7,619        0      7,619
  Deferred Fuel Costs -
   Net                            0      1,720      0         0        0         0        0        0      1,720   (1,720)[7]      0
  Deferred Postretrmnt
   Benefit Costs                  0      3,402      0         0        0         0        0        0      3,402        0      3,402
  Derivatives - Energy
   Related Assets                 0          0      0     1,308    4,169         0        0        0      5,477   (1,265)[7]  4,212
  Other Regulatory Assts          0      8,262      0         0        0         0        0        0      8,262        0      8,262
  Unamortized Debt
   Discount and Expense           0      6,383      0         0        0       915        0        0      7,298        0      7,298
  Other                           0      7,476      2         0        0     6,618       13        0     14,109        0     14,109
                              -------  -------- ------    ------   ------   --------  ------    -----   ---------  ------  ---------
       Total Regulatory &
        Other Non-Current
        Assets                  130     91,359      3     1,432    4,169     7,856    1,877       56    106,882   (5,483)   101,399
                              -------  -------  ------    ------   ------   -------   ------    ------  -------- --------  ---------
             Total Assets  $329,100   $946,283   $455   $59,964  $79,033   $73,218   $5,693   $2,003 $1,495,749($369,546) 1,126,203
                           ========   ========  =====   =======  =======   ========  ======   ======= ========= ========= ==========

                                      -11-




                                                                      SOUTH JERSEY INDUSTRIES, INC.
                                                                       CONSOLIDATING BALANCE SHEET
                                                                         AS OF DECEMBER 31, 2003
                                                                             (In Thousands)


                                                South     South    South           Energy
                             South     South    Jersey    Jersey   Jersey             &
                             Jersey    Jersey     Gas     Energy   Resour  Marina  Minerls,  R & T              Elimin.
                             Indust.     Gas    Service  Company   Group  Energy    Inc.     Group                &          Consd.
                              Inc.     Company  Plus LLC  Consd.    LLC     LLC    Consd.     Inc.    Total     Adjust.      Total
                            --------  --------  -------  -------  -------  ------ --------  -------  -------    --------     -------
Capitalization and
 Liabilities

Common Equity:
   Common Stock SJI
    Par Value $1.25 a
     share
    Authorized -
     20,000,000 shares
    Outstanding -
     13,229,001               $16,536         $0     $0       $0      $0       $0       $0      $0    $16,536        $0     $16,536
   Common Stock - Subs              0      5,848      0       50       0        0   13,283   1,000     20,181   (20,181)[1]       0

   Premium on Common Stock    187,019    155,317    200    3,500   2,918   12,500    1,584   7,800    370,838  (183,819)[1] 187,019
   Capital Stock Expense         (703)         0      0        0       0        0        0       0       (703)        0        (703)
   Accumulated Other
    Comprehen.Income (Loss)         0        280      0        0   4,262   (1,071)       0       0      3,471         0       3,471
   Retained Earnings           91,638    108,356     67      662   2,454    1,428  (14,302) (7,043)   183,260   (91,622)[1]  91,638
                              --------   -------   -----   ------  ------  ------- -------- -------  --------- -----------  --------
      Total Common Equity     294,490    269,801    267    4,212   9,634   12,857      565   1,757    593,583  (295,622)    297,961
                              --------   -------   -----   ------  ------  ------- -------- -------  --------- -----------  --------
Preferred Stock of Subs.            0      1,690      0        0       0        0        0       0      1,690         0       1,690
                              --------   -------   -----   ------  ------  ------- -------- -------  --------- -----------  --------
 Long-Term Debt (less
  current maturities &
  sinking fund
  requirements)                     0    263,781      0        0       0   45,000        0       0    308,781         0     308,781
                              --------   -------   -----   ------  ------  ------- -------- -------  --------- ----------  ---------
Current Liabilities:
   Notes Payable - Banks       25,600     87,200      0        0       0        0        0       0    112,800         0     112,800
   Current Maturities of
    Long-Term Debt                  0      5,273      0        0       0        0        0       0      5,273         0       5,273
   Notes Payable -
    Associated Companies        5,765          0      0   13,045   7,115    6,050      435       0     32,410   (32,410)[3]       0
   Accounts Payable             1,247     39,546     24   31,523  31,512    1,119        2       1    104,974   (24,720)[2,6]80,254
   Accounts Payable to
    Associated Companies          614      1,409    116      525     344      585        6       1      3,600    (3,600)[2]       0
   Customer Deposits                0      7,957      0        0       0        0        0       0      7,957         0       7,957
   Accumulated Deferred
    Income Taxes                   44      6,694      2      286   4,754        0       (5)      3     11,778      (241)[4]  11,537
   Taxes Accrued                 (406)     9,321     32    2,101     785      173      (70)      4     11,940         0      11,940
   Environmental
    Remediation Costs               1      7,630      0        0       0        0      234       0      7,865         0       7,865
   Interest Accrued                 0      6,016      0        0       0      148        0       0      6,164         0       6,164
   Derivatives - Energy
    Related Liabilities             0          0      0    6,732  21,248        0        0       0     27,980    (9,171)[7]  18,809
   Derivatives - Other              0          6      0        0   1,499        0        0       0      1,505         0       1,505
   Other Current
    Liabilities                   219      3,399      0       15      45      286      366      17      4,347         0       4,347
                              -------   --------   -----  -------  ------  -------  ------- -------- --------- -----------  --------
      Total Current
       Liabilities             33,084    174,451    174   54,227  67,302    8,361      968      26    338,593   (70,142)    268,451
                              -------   --------   -----  ------- ------   -------  ------- -------- --------- ----------- ---------
Deferred Credits & Other
 Non-Current Liabilities:
   Pension and Other
    Postretiremnt Benefts         643     11,336      0      162       0        0       80     210     12,431         0      12,431
   Deferred Income Taxes -
    Net                           479    118,893     14      169       0    4,410      445      10    124,420    (2,498)[5] 121,922
   Investment Tax Credits           0      3,471      0        0       0        0        0       0      3,471                 3,471
   Environmental
    Remediation Costs              13     43,353      0        0       0        0    3,635       0     47,001         0      47,001
   Derivatives - Energy
    Related Liabilities             0          0      0    1,194   2,055        0        0       0      3,249    (1,374)[7]   1,875
   Derivatives - Other              0          0      0        0      42    1,811        0       0      1,853         0       1,853
   Regulatory
    Liabilities                     0     49,880      0        0       0        0        0       0     49,880        90 [7]  49,970
   Other                          391      9,627      0        0       0      779        0       0     10,797         0      10,797
                               -------  --------- ------  ------- -------  -------  -------  ------ ----------  ----------  --------
     Total Def. Credits &
      Other Non-Current
       Liabilities              1,526    236,560     14    1,525   2,097    7,000    4,160     220    253,102    (3,782)    249,320
                               -------  ---------  -----  ------- ------- --------  -------  ------- ---------  ---------- ---------
           Total
            Capitalization
             & Liabilities   $329,100   $946,283   $455  $59,964 $79,033  $73,218   $5,693  $2,003 $1,495,749 ($369,546) $1,126,203
                             ========   ========   ===== ======= =======  ========  ======  ====== ========== ========== ==========

                                      -12-

                          SOUTH JERSEY INDUSTRIES, INC.
                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                             AS OF DECEMBER 31, 2003
                                 (In Thousands)

[1] Common Stock - Subsidiaries                                 $20,181
    Premium on Common Stock                                     183,819
    Retained Earnings                                           $91,622

       Investment in Subsidiaries                                       $295,622

     To eliminate South Jersey Industries, Inc.
      investment in subsidiaries which is
      maintained on the equity method of accounting.

[2] Accounts Payable - Associated Companies                       3,600
    Accounts Payable                                              2,852


        Accounts Receivable - Associated Companies                         5,802
        Accounts Receivable                                                  650

     To eliminate intercompany accounts receivable and payable.

[3] Notes Payable - Associated Companies                         32,410

        Notes Receivable - Associated Companies                           32,410

     To eliminate intercompany short-term notes between South Jersey Industries, Inc.
      and Subsidiaries

[4] Accumulated Deferred Income Taxes - Current Liability           241

        Accumulated Deferred Income Taxes - Current Asset                    241

     To net current accumulated DFIT asset and liability

[5] Accumulated Deferred Income Taxes - Noncurrent Liability      2,498

        Accumulated Deferred Income Taxes - Noncurrent Asset               2,498

     To net noncurrent accumulated DFIT asset and liability

[6] Accounts Payable                                             21,868

        Accounts Receivable                                               21,868

     To eliminate intercompany gas receivable and payable.

[7]  Derivatives-Energy Related Liabilities - Current             9,171
     Derivatives-Energy Related Liabilities - Non-Current         1,374

         Regulatory Liabilities                                               90
         Deferred Fuel Costs - Net                                         1,720
         Derivatives-Energy Related Assets - Current                       7,470
         Derivatives-Energy Related Assets - Non-Current                   1,265

     To eliminate intercompany mark-to-market of gas
      contracts.
                                      -13-





                                                    SOUTH JERSEY ENERGY COMPANY
                                                 CONSOLIDATING STATEMENT OF INCOME
                                           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                           (In Thousands)

                                                  South        South            SJ
                                                  Jersey       Jersey          Energy                    Eliminations
                                                  Energy      EnerTrade,      Solutions                      &          Consolidated
                                                  Company        Inc.           LLC           Total      Adjustments       Total
                                                -----------   -----------    -----------   -----------   -----------    -----------
Operating Revenues:

  Utility                                                0             0                            0             0              0
  Nonutility                                       183,756         4,607              0       188,363        (1,005)[C]    187,358
                                                -----------   -----------    -----------   -----------   -----------    -----------

      Total Operating Revenues                     183,756         4,607                      188,363        (1,005)       187,358
                                                -----------   -----------    -----------   -----------   -----------    -----------

Operating Expenses:
  Cost of Gas Sold - Utility                             0             0                            0             0              0
  Cost of Sales - Nonutility                       173,211         4,333              0       177,544        (1,005)[C]    176,539
  Operations                                         5,288            42            (12)        5,318             0          5,318
  Maintenance                                            0             0              0             0             0              0
  Depreciation                                          14             1              0            15             0             15
  Energy and Other Taxes                                 0             0              0             0             0              0
                                                -----------   -----------    -----------   -----------   -----------    -----------

      Total Operating Expenses                     178,513         4,376            (12)      182,877        (1,005)       181,872
                                                -----------   -----------    -----------   -----------   -----------    -----------

Operating Income                                     5,243           231             12         5,486             0          5,486
                                                -----------   -----------    -----------   -----------   -----------    -----------

Other Income:
  Equity in Affiliated Companies                        33             0              0            33             0             33
  Dividends from Subsidiaries                            0             0              0             0             0              0
  Equity in Undistributed Earnings of Subs             149             0              0           149          (149)[A]          0
  Other                                                 28            13              0            41             0             41
                                                -----------   -----------    -----------   -----------   -----------    -----------

      Total Other Income                               210            13              0           223          (149)            74
                                                -----------   -----------    -----------   -----------   -----------    -----------

Interest Charges                                        84             0              0            84             0             84
                                                -----------   -----------    -----------   -----------   -----------    -----------

Preferred Dividend Requirements of Subsidiary            0             0              0             0             0              0
                                                -----------   -----------    -----------   -----------   -----------    -----------

Income Before Income Taxes                           5,369           244             12         5,625          (149)         5,476
                                                -----------   -----------    -----------   -----------   -----------    -----------

Income Taxes:
  Current Federal and State Income Taxes             2,751           100              5         2,856             0          2,856
  Deferred Federal and State Income Taxes             (616)            2              0          (614)            0           (614)
                                                -----------   -----------    -----------   -----------   -----------    -----------

      Total Income Taxes                             2,135           102              5         2,242             0          2,242
                                                -----------   -----------    -----------   -----------   -----------    -----------

Income from Continuing Operations                    3,234           142              7         3,383          (149)         3,234

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                               0             0                            0             0              0
Discontinued Operations - Net                            0             0                            0             0              0
Cumulative Effect of Accounting Change - Net             0             0                            0             0              0
                                                -----------   -----------    -----------   -----------   -----------    -----------

      Net Income Applicable to Common Stock          3,234           142              7         3,383          (149)         3,234
                                                ===========   ===========    ===========   ===========   ===========    ===========

                                      -14-





                                                    SOUTH JERSEY ENERGY COMPANY
                                            CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                           (In Thousands)

                                               South        South             SJ
                                               Jersey       Jersey          Energy                    Eliminations
                                               Energy      EnerTrade,      Solutions                      &          Consolidated
                                               Company        Inc.            LLC          Total      Adjustments       Total
                                             -----------   -----------    -----------   -----------   ------------    -----------

Retained Earnings - Beginning                     2,428          (983)             0         1,445           983 [B]      2,428

Net Income Applicable to Common Stock             3,234           142              7         3,383          (149)[A]      3,234
                                             -----------   -----------    -----------   -----------   ------------    -----------

                                                  5,662          (841)             7         4,828           834          5,662

Dividends Declared - Common Stock                 5,000             0              0         5,000             0          5,000
                                             -----------   -----------    -----------   -----------   ------------    -----------

Retained Earnings - Ending                          662          (841)             7          (172)          834            662
                                             ===========   ===========    ===========   ===========   ============    ===========


                                      -15-


                           SOUTH JERSEY ENERGY COMPANY
                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                 (In Thousands)


[A]  Investment in Subsidiary                                     $149

          Equity in Undistributed Earnings of Subsidiary                   $149


     To eliminate intercompany dividends and equity in undistributed earnings recorded by South Jersey
     Energy Company.

[B]  Retained Earnings - 1/1/2003                                  983

          Investment in Subsidiary                                          983

    To eliminate retained earnings of subsidiary at 1/1/2003 previously recorded by South Jersey Energy Company, Inc.
     under the equity method of accounting.


[C]  Operating Revenues - Nonutility                            $1,005

          Cost of Sales - Nonutility                                     $1,005
     To eliminate intercompany gas purchases and sales

                                      -16-





                                                          SOUTH JERSEY ENERGY COMPANY
                                                          CONSOLIDATING BALANCE SHEET
                                                            AS OF DECEMBER 31, 2003
                                                                (In Thousands)

                                                                    South Jersey   South Jersey            Eliminations
                                                       South Jersey  EnerTrade,  Energy Solutions                &      Consolidated
                                                         Energy Co.     Inc.           LLC        Total     Adjustments      Total
                                                       ------------  ----------    ----------   --------    ----------  ----------

Assets

Property, Plant and Equipment:

  Utility Plant, at original cost                               $0          $0            $0         $0            $0            $0
  Gas Plant Acquisition Adjustment - Net                         0           0             0          0             0             0
  Gas Stored Underground                                         0           0             0          0             0             0
    Accumulated Depreciation and Amortization                    0           0             0          0             0             0
  Nonutility Property and Equipment, at cost                    94           2             0         96             0            96
    Accumulated Depreciation                                   (62)         (2)            0        (64)            0           (64)
                                                       ------------  ----------    ----------   --------    ----------    ----------

      Property, Plant and Equipment - Net                       32           0             0         32             0            32
                                                       ------------  ----------    ----------   --------    ----------    ----------

Investments:
  Investments in Subsidiaries                                  773           0             0        773          (773)[1]         0
  Available-for-Sale Securities                                  0           0             0          0             0             0
  Restricted                                                     0           0             0          0             0             0
  Investment in Affiliates                                     809           0             0        809             0           809
                                                       ------------  ----------    ----------   --------    ----------    ----------

      Total Investments                                      1,582           0             0      1,582          (773)          809
                                                       ------------  ----------    ----------   --------    ----------    ----------

Current Assets:
  Cash and Cash Equivalents                                   (423)         23            19       (381)            0          (381)
  Notes Receivable - Associated Companies                        0         740             0        740             0           740
  Notes Receivable - Affiliate                                  50           0             0         50             0            50
  Accounts Receivable                                       34,667           0             0     34,667             0        34,667
  Unbilled Revenues                                         11,822           0             0     11,822             0        11,822
  Provision for Uncollectibles                                (302)          0             0       (302)            0          (302)
  Accounts Receivable - Associated Companies                 2,775           1             0      2,776             0         2,776
  Natural Gas in Storage, Average Cost                           0           0             0          0             0             0
  Materials and Supplies, Average Cost                           0           0             0          0             0             0
  Assets of Discontinued Businesses Held for Disposal            0           0             0          0             0             0
  Accumulated Deferred Income Taxes                             89           0             0         89             0            89
  Prepaid Taxes                                                  0           0             0          0             0             0
  Derivatives - Energy Related Assets                        7,255           0             0      7,255             0         7,255
  Prepaid Pension                                              268           0             0        268             0           268
  Prepayments adn Other Current Assets                         707           0             0        707             0           707
                                                       ------------  ----------    ----------   --------    ----------    ----------

       Total Current Assets                                 56,908         764            19     57,691             0        57,691
                                                       ------------  ----------    ----------   --------    ----------    ----------

Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                               0           0             0          0             0             0
  Environmental Remediation Costs                                0           0             0          0             0             0
  Accumulated Deferred Income Taxes                            128          (4)            0        124             0           124
  Income Taxes - Flowthrough Depreciation                        0           0             0          0             0             0
  Deferred Fuel Costs - Net                                      0           0             0          0             0             0
  Deferred Postretirement Benefit Costs                          0           0             0          0             0             0
  Derivatives - Energy Related Assets                        1,308           0             0      1,308             0         1,308
  Other Regulatory Assets                                        0           0             0          0             0             0
  Other                                                          0           0             0          0             0             0
                                                       ------------  ----------    ----------   --------    ----------    ----------
       Total Regulatory and Other Non-Current Assets         1,436          (4)            0      1,432             0         1,432
                                                       ------------  ----------    ----------   --------    ----------    ----------

             Total Assets                                  $59,958        $760           $19    $60,737         ($773)      $59,964
                                                       ============  ==========    ==========   ========    ==========    ==========

                                      -17-





                                                          SOUTH JERSEY ENERGY COMPANY
                                                          CONSOLIDATING BALANCE SHEET
                                                            AS OF DECEMBER 31, 2003
                                                                (In Thousands)


                                              South Jersey     South Jersey  South Jersey               Eliminations
                                                 Energy        EnerTrade,      Energy                        &         Consolidated
                                                Company           Inc.       Solutions LLC    Total      Adjustments      Total
                                              -------------    ----------    -------------  ----------    ----------    ----------
Capitalization and Liabilities

Common Equity:
   Common Stock SJE
    No Par Value
    Authorized - 2,500 shares
    Outstanding - 500 shares                           $50            $0            $0           $50            $0           $50
   Common Stock - Subsidiaries                           0             1             0             1            (1)[1]         0

   Premium on Common Stock                           3,500         1,599             7         5,106        (1,606)[1]     3,500
   Capital Stock Expense                                 0             0             0             0             0             0
   Accumulated Other Comprehensive Loss                  0             0             0             0             0             0
   Retained Earnings                                   662          (841)            7          (172)          834 [1]       662
                                              -------------    ----------    ----------    ----------    ----------    ----------

      Total Common Equity                            4,212           759            14         4,985          (773)        4,212
                                              -------------    ----------    ----------    ----------    ----------    ----------


Preferred Stock of Subsidiary                            0             0             0             0             0             0
                                              -------------    ----------    ----------    ----------    ----------    ----------

 Long-Term Debt (less current maturities
  & sinking fund requirements)                           0             0             0             0             0             0
                                              -------------    ----------    ----------    ----------    ----------    ----------

Current Liabilities:
   Notes Payable - Banks                                 0             0             0             0             0             0
   Notes Payable - Affiliate                             0             0             0             0             0             0
   Current Maturities of Long-Term Debt                  0             0             0             0             0             0
   Notes Payable - Associated Companies             13,045             0             0        13,045             0        13,045
   Accounts Payable                                 31,484            39             0        31,523             0        31,523
   Accounts Payable to Associated Companies            524             1             0           525             0           525
   Customer Deposits                                     0             0             0             0             0             0
   Accumulated Deferred Income Taxes                   270            16             0           286             0           286
   Taxes Accrued                                     2,150           (54)            5         2,101             0         2,101
   Environmental Remediation Costs                       0             0             0             0             0             0
   Interest Accrued                                      0             0             0             0             0             0
   Dividends Declared                                    0             0             0             0             0             0
   Derivatives - Energy Related Liabilities          6,732             0             0         6,732             0         6,732
   Other Current Liabilities                            15             0             0            15             0            15
                                              -------------    ----------    ----------    ----------    ----------    ----------

      Total Current Liabilities                     54,220             2             5        54,227             0        54,227
                                              -------------    ----------    ----------    ----------    ----------    ----------

Deferred Credits and Other
 Non-Current Liabilities:
   Pension and Other Postretirement Benefits           160             2             0           162             0           162
   Deferred Income Taxes - Net                         172            (3)            0           169             0           169
   Investment Tax Credits                                0             0             0             0             0             0
   Environmental Remediation Costs                       0             0             0             0             0             0
   Derivatives - Energy Related Liabilities          1,194             0             0         1,194             0         1,194
   Derivatives - Other                                   0             0             0             0             0             0
   Other                                                 0             0             0             0             0             0
                                              -------------    ----------    ----------    ----------    ----------    ----------

     Total Def. Credits and Other
        Non-Current Liabilities                      1,526            (1)            0         1,525             0         1,525
                                              -------------    ----------    ----------    ----------    ----------    ----------

        Total Capitalization and Liabilities       $59,958          $760           $19       $60,737         ($773)      $59,964
                                              =============    ==========    ==========    ==========    ==========    ==========


                                      -18-

                           SOUTH JERSEY ENERGY COMPANY
                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                             AS OF DECEMBER 31, 2003
                                 (In Thousands)




[1]  Common Stock - Subsidiary                           $1
     Premium on Common Stock                         $1,606

          Retained Earnings                                          $834
          Investment in Subsidiary                                   $773

     To eliminate South Jersey Energy Company, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

                                      -19-




                                                   ENERGY & MINERALS, INC.
                                              CONSOLIDATING STATEMENT OF INCOME
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                       (In Thousands)

                                                                    South                        Eliminations
                                                  Energy &       Jersey Fuel                           &          Consolidated
                                                 Minerals, Inc.  Company, Inc.       Total        Adjustments        Total
                                                 ------------    -------------    ------------    -----------     ------------

Operating Revenues:
  Utility                                                  0                0               0              0                0
  Nonutility                                               0                0               0              0                0
                                                 ------------    -------------    ------------    -----------     ------------

      Total Operating Revenues                             0                0               0              0                0
                                                 ------------    -------------    ------------    -----------     ------------

Operating Expenses:
  Cost of Gas Sold - Utility                               0                0               0              0                0
  Cost of Sales - Nonutility                               0                0               0              0                0
  Operations                                              35                0              35              0               35
  Maintenance                                              0                0               0              0                0
  Depreciation                                             0                0               0              0                0
  Energy and Other Taxes                                  10                0              10              0               10
                                                 ------------    -------------    ------------    -----------     ------------

      Total Operating Expenses                            45                0              45              0               45
                                                 ------------    -------------    ------------    -----------     ------------

Operating Income                                         (45)               0             (45)             0              (45)
                                                 ------------    -------------    ------------    -----------     ------------

Other Income:
  Equity in Affiliated Companies                           0                0               0              0                0
  Dividends from Subsidiaries                              0                0               0              0                0
  Equity in Undistributed Earnings of Subs               (19)               0             (19)            19 [A]            0
  Other                                                   57                0              57              0               57
                                                 ------------    -------------    ------------    -----------     ------------

      Total Other Income                                  38                0              38             19               57
                                                 ------------    -------------    ------------    -----------     ------------

Interest Charges                                           0                0               0              0                0
                                                 ------------    -------------    ------------    -----------     ------------

Preferred Dividend Requirements of Subsidiary              0                0               0              0                0
                                                 ------------    -------------    ------------    -----------     ------------

Income Before Income Taxes                                (7)               0              (7)            19               12
                                                 ------------    -------------    ------------    -----------     ------------

Income Taxes:
  Current Federal and State Income Taxes                 (16)               0             (16)             0              (16)
  Deferred Federal and State Income Taxes                 21                0              21              0               21
                                                 ------------    -------------    ------------    -----------     ------------

      Total Income Taxes                                   5                0               5              0                5
                                                 ------------    -------------    ------------    -----------     ------------

Income from Continuing Operations                        (12)               0             (12)            19                7

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                 0                0               0              0                0
Discontinued Operations - Net                           (459)             (19)           (478)             0             (478)
Cumulative Effect of Accounting Change - Net               0                0               0              0                0
                                                 ------------    -------------    ------------    -----------     ------------

      Net Income Applicable to Common Stock             (471)             (19)           (490)            19             (471)
                                                 ============    =============    ============    ===========     ============

                                      -20-




                                                   ENERGY & MINERALS, INC.
                                        CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                                       (In Thousands)

                                                                    South                        Eliminations
                                                  Energy &       Jersey Fuel                           &          Consolidated
                                                 Minerals, Inc.  Company, Inc.       Total        Adjustments        Total
                                                 ------------    -------------    ------------    -----------     ------------

Retained Earnings - Beginning                        (13,831)          (1,792)        (15,623)         1,792 [B]      (13,831)


Net Income Applicable to Common Stock                   (471)             (19)           (490)            19 [A]         (471)
                                                 ------------    -------------    ------------    -----------     ------------

                                                     (14,302)          (1,811)        (16,113)         1,811          (14,302)

Dividends Declared - Common Stock                          0                0               0              0                0
                                                 ------------    -------------    ------------    -----------     ------------

Retained Earnings - Ending                           (14,302)          (1,811)        (16,113)         1,811          (14,302)
                                                 ============    =============    ============    ===========     ============



                                      -21-

                             ENERGY & MINERALS, INC.
                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003
                                 (In Thousands)


[A]  Equity in Undistributed Earnings                         19
        of Subsidiary

          Investment in Subsidiary                                           19

     To eliminate equity in undistributed
     earnings recorded by Energy & Minerals, Inc.

[B]  Retained Earnings - 1/1/2003                          1,792

          Investment in Subsidiaries                                      1,792

     To eliminate retained earnings of
     subsidiary at 1/1/2003 previously recorded by Energy & Minerals, Inc. under the equity method of accounting.

                                      -22-



                                                         ENERGY & MINERALS, INC.
                                                       CONSOLIDATING BALANCE SHEET
                                                         AS OF DECEMBER 31, 2003
                                                              (In Thousands)

                                                                      South Jersey                      Eliminations
                                                       Energy &       Fuel Company                          &           Consolidated
                                                      Minerals, Inc.      Inc.            Total         Adjustments        Total
                                                      ------------    -------------    ------------     -----------     ------------

Assets

Property, Plant and Equipment:

  Utility Plant, at original cost                               0                0               0               0                0
  Gas Plant Acquisition Adjustment - Net                        0                0               0               0                0
  Gas Stored Underground                                        0                0               0               0                0
    Accumulated Depreciation and Amortization                   0                0               0               0                0
  Nonutility Property and Equipment, at cost                  872                0             872               0              872
    Accumulated Depreciation                                 (788)               0            (788)              0             (788)
                                                      ------------    -------------    ------------     -----------     ------------

      Property, Plant and Equipment - Net                      84                0              84               0               84
                                                      ------------    -------------    ------------     -----------     ------------

Investments:
  Investments in Subsidiaries                                (753)               0            (753)            753 [1]            0
  Available-for-Sale Securities                                 0                0               0               0                0
  Restricted                                                    0                0               0               0                0
  Investment in Affiliates                                      0                0               0               0                0
                                                      ------------    -------------    ------------     -----------     ------------

      Total Investments                                      (753)               0            (753)            753                0
                                                      ------------    -------------    ------------     -----------     ------------

Current Assets:
  Cash and Cash Equivalents                                    13                2              15               0               15
  Notes Receivable - Associated Companies                   3,295                0           3,295               0            3,295
  Notes Receivable - Affiliate                                  0                0               0               0                0
  Accounts Receivable                                           0                0               0               0                0
  Unbilled Revenues                                             0                0               0               0                0
  Provision for Uncollectibles                                  0                0               0               0                0
  Accounts Receivable - Associated Companies                    5                0               5               0                5
  Natural Gas in Storage, Average Cost                          0                0               0               0                0
  Materials and Supplies, Average Cost                          0                0               0               0                0
  Assets of Discontinued Businesses Held for Disposal           0              408             408               0              408
  Accumulated Deferred Income Taxes                             1                0               1               0                1
  Prepaid Taxes                                                 0                0               0               0                0
  Derivatives - Energy Related Assets                           0                0               0               0                0
  Prepayments and Other Current Assets                          7                1               8               0                8
                                                      ------------    -------------    ------------     -----------     ------------

       Total Current Assets                                 3,321              411           3,732               0            3,732
                                                      ------------    -------------    ------------     -----------     ------------

Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                              0                0               0               0                0
  Environmental Remediation Costs                               0                0               0               0                0
  Accumulated Deferred Income Taxes                         1,424              440           1,864               0            1,864
  Income Taxes - Flowthrough Depreciation                       0                0               0               0                0
  Deferred Fuel Costs - Net                                     0                0               0               0                0
  Deferred Postretirement Benefit Costs                         0                0               0               0                0
  Derivatives - Energy Related Assets                           0                0               0               0                0
  Other Regulatory Assets                                       0                0               0               0                0
  Other                                                        13                0              13               0               13
                                                      ------------    -------------    ------------     -----------     ------------

       Total Regulatory and Other Non-Current Assets        1,437              440           1,877               0            1,877
                                                      ------------    -------------    ------------     -----------     ------------

             Total Assets                                   4,089              851           4,940             753            5,693
                                                      ============    =============    ============     ===========     ============

                                      -23-





                                                         ENERGY & MINERALS, INC.
                                                       CONSOLIDATING BALANCE SHEET
                                                         AS OF DECEMBER 31, 2003
                                                              (In Thousands)


                                                                 South Jersey                      Eliminations
                                                  Energy &       Fuel Company                          &           Consolidated
                                                 Minerals, Inc.      Inc.            Total         Adjustments        Total
                                                 ------------    -------------    ------------     -----------     ------------
Capitalization and Liabilities

Common Equity:
   Common Stock EMI
    No Par Value
    Authorized - 500,000 shares
    Outstanding - 98,341 shares                       13,283                0          13,283               0           13,283
   Common Stock - Subsidiaries                             0                0               0               0                0

   Premium on Common Stock                             1,584            1,058           2,642          (1,058)[1]        1,584
   Capital Stock Expense                                   0                0               0               0                0
   Accumulated Other Comprehensive Loss                    0                0               0               0                0
   Retained Earnings                                 (14,302)          (1,811)        (16,113)          1,811 [1]      (14,302)
                                                 ------------    -------------    ------------     -----------     ------------

      Total Common Equity                                565             (753)           (188)            753              565
                                                 ------------    -------------    ------------     -----------     ------------


Preferred Stock of Subsidiary                              0                0               0               0                0
                                                 ------------    -------------    ------------     -----------     ------------

Long-Term Debt (less current maturities
  & sinking fund requirements)                             0                0               0               0                0
                                                 ------------    -------------    ------------     -----------     ------------

Current Liabilities:
   Notes Payable - Banks                                   0                0               0               0                0
   Notes Payable - Affiliate                               0                0               0               0                0
   Current Maturities of Long-Term Debt                    0                0               0               0                0
   Notes Payable - Associated Companies                    0              435             435               0              435
   Accounts Payable                                        0                2               2               0                2
   Accounts Payable to Associated Companies               39              (33)              6               0                6
   Customer Deposits                                       0                0               0               0                0
   Accumulated Deferred Income Taxes                      (5)               0              (5)              0               (5)
   Taxes Accrued                                         (77)               7             (70)              0              (70)
   Environmental Remediation Costs                        39              195             234               0              234
   Interest Accrued                                        0                0               0               0                0
   Dividends Declared                                      0                0               0               0                0
   Derivatives - Energy Related Liabilities                0                0               0               0                0
   Other Current Liabilities                             349               17             366               0              366
                                                 ------------    -------------    ------------     -----------     ------------

      Total Current Liabilities                          345              623             968               0              968
                                                 ------------    -------------    ------------     -----------     ------------

Deferred Credits and Other
 Non-Current Liabilities:
   Pension and Other Postretirement Benefits              80                0              80               0               80
   Deferred Income Taxes - Net                           396               49             445               0              445
   Investment Tax Credits                                  0                0               0               0                0
   Environmental Remediation Costs                     2,703              932           3,635               0            3,635
   Derivatives - Energy Related Liabilities                0                0               0               0                0
   Derivatives - Other                                     0                0               0               0                0
   Other                                                   0                0               0               0                0
                                                 ------------    -------------    ------------     -----------     ------------

     Total Def. Credits and Other
       Non-Current Liabilities                         3,179              981           4,160               0            4,160
                                                 ------------    -------------    ------------     -----------     ------------

           Total Capitalization and Liabilities        4,089              851           4,940             753            5,693
                                                 ============    =============    ============     ===========     ============

                             ENERGY & MINERALS, INC.
                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                             AS OF DECEMBER 31, 2003
                                 (In Thousands)




[1]   Premium on Common Stock                               $1,058
      Investment in Subsidiary                                 754

           Retained Earnings                                             $1,812

      To eliminate Energy & Minerals, Inc. investment in subsidiary which is maintained on the equity method of accounting.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation -- The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. We eliminated all significant intercompany accounts and transactions. SJI reclassified some previously reported amounts to conform with current year classifications.

Equity Investments -- We classify equity investments purchased as long-term investments as Available-for-Sale Securities on our consolidated balance sheets and carry them at their fair value with any changes in unrealized gains or losses included in Accumulated Other Comprehensive Income (Loss). SJI, either directly or through its wholly owned subsidiaries, currently holds a 50% non-controlling interest in two affiliated companies and accounts for the investments under the equity method. We include the operations of these affiliated companies in the statements of consolidated income under the caption, Equity in Affiliated Companies (See Note 3).

Estimates and Assumptions -- We prepare our financial statements to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

Regulation -- South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note
9). SJG follows the accounting for regulated enterprises prescribed by the Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." In general, Statement No. 71 allows deferral of certain costs and creation of certain obligations when it is probable that these items will be recovered from or refunded to customers in future periods.

Revenues -- SJG and South Jersey Resources Group, LLC (SJRG) bill customers monthly for gas deliveries. South Jersey Energy Company (SJE) bills customers monthly for gas and electricity deliveries. For SJG and SJE retail customers not billed at the end of each month, we make an accrual to recognize unbilled revenues from the date of the last meter reading to the end of the month. We defer and recognize revenues related to SJG's appliance service contracts over the full 12-month term of the contract as earned. The BPU allows SJG to recover gas costs through the Basic Gas Supply Service (BGSS) clause. The BGSS-approved price structure replaced the Levelized Gas Adjustment Clause (LGAC) pricing structure. We collect these costs on a forecasted basis upon BPU order. SJG defers over/under-recoveries of gas costs and includes them in the following year's BGSS or other similar recovery mechanism. We pay interest on overcollected BGSS balances based on SJG's approved return on rate base (See
Note 9).

SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a New Jersey Clean Energy Program (CLEP). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the CLEP recovers costs associated with our energy efficiency and renewable energy programs. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover related costs through rates over 7-year amortization periods (See Notes 9 & 13). CLEP adjustments are also deferred and do not affect earnings, as related costs are recovered through rates on an ongoing basis.

Property, Plant and Equipment -- For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

Depreciation and Amortization -- We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.9% in both 2003 and 2002, and 2.8% in 2001. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired less salvage (See New Accounting Pronouncements). Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 50 years. Gain or loss on the disposition of nonutility property is recognized in net income.

Capitalized Interest -- SJG capitalizes interest on construction at its BPU-approved rate of return on rate base (See Note 9). SJG's capitalized interest totaled $0.6 million in 2003, $0.4 million in 2002 and $0.2 million in 2001. Marina Energy LLC (Marina) also capitalized interest during the construction of its thermal energy facility based on the actual cost of borrowed funds. Marina's capitalized interest totaled $1.8 million in 2003, $1.6 million in 2002 and $0.3 million in 2001. SJG's amounts are included in Utility Plant and Marina's amounts are included in Nonutility Property and Equipment on the consolidated balance sheets. All capitalized interest is reflected on the statements of consolidated income as a reduction of Interest Charges.

Impairment of Long-Lived Assets -- We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2003, 2002 and 2001, no such circumstances were identified.

Energy Trading Activities and Derivative Instruments -- SJI's regulated and unregulated subsidiaries are involved in the buying, selling, transporting and storing of natural gas and buying and selling of retail electricity for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swap agreements, option contracts and futures contracts.

SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis only and do not directly enter into financially settling positions. SJRG performs this risk management function for these entities and enters into the types of transactions noted above. Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

Effective January 1, 2001, SJI adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We record all derivatives, whether designated in hedging relationships or not, on the balance sheet at fair value unless the derivatives contracts qualify for the normal purchase and sale exemption. If the derivative is designated as a fair value hedge, we recognize the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk in earnings. If the derivative is designated as a cash flow hedge, we record the effective portion of changes in the fair value of the derivative in Accumulated Other Comprehensive Income
(Loss) and recognize it in the income statement when the hedged item affects earnings. We recognize ineffective portions of changes in the fair value of cash flow hedges in earnings. As permitted under Statement No. 133, SJI has elected to designate certain energy-related derivative instruments as cash flow hedges.

No commodity related activities of SJG are considered subject to the fair value recognition requirements of Statement No. 133, as amended.

SJRG manages its portfolio purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. Because SJRG's transactions will not necessarily settle physically, SJRG accounted for these contracts at fair value under Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (prior to 2003) or Statement No. 133. Under this method of accounting, SJRG measures the difference between the contract price and the fair value of the contracts and records these as Derivatives -- Energy Related Assets or Derivatives -- Energy Related Liabilities on our consolidated balance sheets. For the years ended December 31, 2003, 2002 and 2001, we recorded the net unrealized pre-tax gain (loss) of $2.3 million, $(0.5) million and $3.4 million, respectively. These unrealized gains and losses on energy trading and related contracts, determined under the mark-to-market method, are included in Operating Revenues -- Nonutility, except to the extent that they are designated cash flow hedges and are recorded through Accumulated Other Comprehensive Income (Loss). The Cumulative Effect of a Change in Accounting Principle -- Net of $148,000 relates to the initial adoption of Statement No. 133 on January 1, 2001.

Beginning in 2002, SJI began presenting revenues and expenses related to SJRG's physical power contracts and energy-related derivative contracts on a net basis in our consolidated statements of income consistent with EITF Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Because of the difficulty in obtaining certain information, we determined this presentation by netting the energy contract-related revenue and expense transactions of SJRG. As a result, we based certain nonutility costs of sales on the transfer prices between SJRG and SJE. These transfer prices are generally at market. There is no effect on operating income or net income from the above changes in presentation.

On October 25, 2002, the EITF rescinded its consensus in Issue No. 98-10 effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of the rescission, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in a net charge of $426,338 shown as a Cumulative Effect of a Change in Accounting Principle -- Net in 2003. Furthermore, management has designated any contract entered into after December 31, 2002 to hedge physical gas in storage as a cash flow hedge and accounts for them accordingly. We include these balances on the consolidated balance sheet under the caption Derivatives -- Other. At inception, and as of December 31, 2003, we calculated these hedges to be highly effective; therefore, we record the offset, net of taxes, in Accumulated Other Comprehensive Income
(Loss).

In November 2001, we entered into two interest rate swap contracts. The first swap effectively provides us with a fixed interest rate of 4.08% on Marina's tax-exempt Series A variable rate bonds for a 10-year period. The second swap effectively fixed the interest rate of Marina's taxable Series B variable rate bonds at 4.55% for a 6-year period. The notional amount of this second swap decreases by $3.0 million per year beginning in December 2005.

In January 2002, Marina issued an additional $10.0 million of taxable Series B variable rate bonds. In April 2002, we entered into an interest rate swap contract that effectively fixed the interest rate on these bonds at 4.62% for a 4-year period. The notional amount of this swap decreased to $8.0 million in December 2003, then decreases to $3.9 million in December 2004, and terminates in December 2005.

In May 2003, SJG entered into an interest rate swap contract that effectively fixed the interest rate at 2.24% through May 20, 2004 on $20.0 million of SJG's debt outstanding under its bank credit agreements.

We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. These interest rate swaps are accounted for as cash flow hedges. At inception, and as of December 31, 2003 and 2002, the market value of these swaps was $(1.8) million and $(2.6) million, respectively, which represents the amount we would have to pay the counterparty to terminate these contracts as of those dates. These balances are included on the consolidated balance sheets under the caption Derivatives -- Other. As of December 31, 2003 and 2002, we calculated the swaps to be highly effective; therefore, we record the offset to the hedge, net of taxes, in Accumulated Other Comprehensive Income (Loss).

We determined the fair value of derivative investments by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

Stock Compensation -- Prior to 2003, SJI valued stock options to employees using the intrinsic value method. Effective in 2003, SJI adopted the policy of accounting for this compensation using the fair value based method on a prospective basis. At this time, SJI has no stock options outstanding.

New Accounting Pronouncements -- In January 2003, SJI adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," which establishes accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJG has certain easements and right-of-way agreements that qualify as legal obligations under Statement No. 143. However, it is our intent to maintain these agreements in perpetuity; therefore, no change in SJG's current accounting practices is required related to these agreements.

SJG recovers certain asset retirement costs through rates charged to customers as an approved component of depreciation expense. As of December 31, 2002, SJG had accrued amounts in excess of actual removal costs incurred totaling $41.4 million, which we reclassified from Utility Plant Accumulated Depreciation to Asset Retirement Obligation on the consolidated balance sheets. As of December 31, 2003, SJG had accrued amounts in excess of actual removal costs incurred totaling $45.2 million, which in accordance with Statement No. 143, we reclassified to Regulatory Liabilities on the consolidated balance sheets. The adoption of this statement did not materially affect SJI's financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which was effective for SJI's 2002 annual financial statements. Effective April 1, 2003, SJI adopted the policy of accounting for this compensation using the fair value based method on a prospective basis. This method calls for expensing the estimated fair value of a stock option. The provisions of this statement currently have no impact on SJI's financial statements.

In January 2003, the FASB issued Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Management has evaluated the impact of adopting FIN 46 and has determined that SJG Capital Trust, which was established for the sole purpose of issuing $35.0 million of mandatorily redeemable preferred securities, could no longer be consolidated into SJI's financial statements effective July 1, 2003. These securities were redeemed in November 2003. Prior periods were restated to report the original equity investment amount in SJG Capital Trust as a separate $1.1 million investment in an affiliate and the $36.1 million subordinated debenture to SJG Capital Trust as debt on its consolidated balance sheet rather than the $35.0 million of mandatorily redeemable preferred securities as previously reported. The adoption of FIN 46, inclusive of revisions released by FASB in December 2003, did not impact SJI's net income or retained earnings for the periods reported.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is effective for certain contracts entered into or modified and for hedging relationships designated after June 30, 2003. The amendments set forth in Statement No. 149 require that certain contracts with comparable characteristics be accounted for similarly. We have determined there is no impact on our financial statements from the provisions of this statement.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 requires that certain types of financial instruments be reported as liabilities by their issuers. We adopted Statement No. 150 effective June 1, 2003. The adoption of this statement had no impact on our financial position or results of operation.

In August 2003, the EITF reached a consensus on Issue No. 03-11, which provides guidance on whether to report realized gains or losses on physically settled derivative contracts not held for trading purposes on a gross basis, and realized gains or losses on derivative contracts that net settle on a net basis. The new guidance is applicable for financial statement periods after September 30, 2003. Management believes the portion of SJRG's operations that are not currently being presented on a gross basis meet the definition of "trading" in accordance with EITF No. 02-03, and are, therefore, reported net. There was no impact to our financial statements as a result of adopting EITF No. 03-11 effective October 1, 2003.

Income Taxes -- Deferred income taxes are provided for all significant temporary differences between book and taxable basis of assets and liabilities (See Notes 5 & 6).

Other Regulatory Assets & Regulatory Liabilities -- Other Regulatory Assets at December 31, 2003 and 2002 consisted of the following items:


                                                Years Remaining
                                                    as of             Thousands of Dollars
                                                Dec. 31, 2003        2003          2002
Environmental Remediation Costs:
        (Notes 9 & 13)
                Expended-- Net                          7       $    4,147   $    6,470
                Liability for Future Expenditures      --           50,983       48,211
Income Taxes-- Flowthrough

        Depreciation (Note 6)                           8            7,619        8,597
Postretirement Benefit Costs (Note 10)                  9            3,402        3,780
Gross Receipts and Franchise Taxes (Note 6)             3            1,367        1,811
Societal Benefit Charges (Note 9)                    Various         7,529        5,956
Other                                                  --              733          493
                                                               ------------------------
        Total Other Regulatory Assets                          $    75,780   $   75,318
                                                               ========================

Each item separately identified above is being recovered through utility rate charges without a return on investment over the period indicated (See Note 9). All assets reflected within the above caption "Other" are currently being recovered or are subject to filings with the BPU requesting recovery. Management believes that all such deferred costs are probable of recovery from ratepayers through future utility rates.

Regulatory Liabilities at December 31, 2003 and 2002 consisted of the following items:
                                                       Thousands of Dollars
                                                        2003            2002

Excess Plant Removal Costs                        $    45,241     $       --
Overcollected State Taxes                               4,353           2,847
Other                                                     376             286
                                                  ----------------------------
        Total Regulatory Liabilities              $    49,970     $     3,133
                                                  ============================

Excess Plant Removal Costs represent amounts accrued in excess of actual utility plant removal costs incurred to date (See New Accounting Pronouncements). All other amounts are subject to being returned to ratepayers in future rate proceedings.

Statements of Consolidated Cash Flows -- For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.


2. PREFERRED STOCK:

Redeemable Cumulative Preferred Stock -- Annually, SJG is required to offer to purchase 1,500 shares of its Cumulative Preferred Stock, Series B at par value, plus accrued dividends. SJG may not declare or pay dividends or make distributions on its common stock if preferred stock dividends are in arrears. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears. SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See Note 4).

3. DIVESTITURES AND AFFILIATIONS:

Divestitures -- In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 13).

In 1997, R&T Group, Inc., SJI's construction subsidiary, sold all its operating assets, except some real estate. SJI conducts tests annually to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc.
(SJF), an EMI subsidiary, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years
(See Note 13).

In 1998, SJE actively traded electricity in the wholesale market, but ceased this activity later that same year and formally exited this segment in 1999.

SJG operated two retail stores which sold natural gas appliances. The stores were intended to provide gas customers with access to and choice among natural gas appliances. In 2001, SJG formally discontinued this merchandising segment of its operations as such appliances are readily available from other retailers. Summarized operating results of the discontinued operations were:
                                                   Thousands of Dollars
                                             2003        2002        2001

Operating Revenues-- Merchandising        $   --       $   26      $  1,016
(Loss) Income before Income Taxes:
        Sand Mining                       $  (705)     $ (467)     $    719
        Construction                          (32)        (17)           78
        Fuel Oil                             (495)       (122)         (113)
        Wholesale Electric                    --          --         (1,150)
        Merchandising                        --           (50)         (351)
Income Tax Credits                            458         232           362
Loss from Discontinued Operations-- Net $ (774) $ (424) $ (455) Earnings Per Common Share from
        Discontinued Operations-- Net     $ (0.06)     $(0.03)     $  (0.03)

Losses from sand mining are mainly comprised of environmental remediation and product liability litigation associated with Morie's prior activities. Positive results from sand mining operations in 2001 reflect a settlement with our insurance carrier for previously incurred costs. Losses from fuel oil in 2003 are mainly attributable to a property sale. Wholesale Electric losses in 2001 were due to the settlement of a creditor claim in bankruptcy.

Affiliations -- In January 1999, SJI and Conectiv Solutions, LLC formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey.

In June 1999, SJE and Energy East Solutions, Inc. (EES) formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electricity during 2000, and ceased active operations in May 2002. In January 2003, SJES became a wholly owned subsidiary of SJE when EES redeemed its 50% interest upon payment of $54,686, their capital deficit balance, to SJES.

In April 2000, SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.


4. COMMON STOCK:

SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                                2003        2002        2001

Beginning of Year                            12,206,474  11,860,990  11,499,701
New Issues During Year:
        Dividend Reinvestment Plan              986,731     338,518     354,809
        Employees' Stock Ownership Plan           1,511       4,162       3,707
        Stock Option, Stock Appreciation
         Rights and Restricted Stock
         Award Plan                              32,005         590         604
        Directors' Restricted Stock               2,280       2,214       2,169
                                             ----------------------------------
End of Year                                  13,229,001  12,206,474  11,860,990
                                             ==================================

We credited the par value ($1.25 per share) of stock issued in 2003, 2002 and 2001 to Common Stock. We credited the net excess over par value of approximately $35.9 million, $10.5 million and $10.6 million, respectively, to Premium on Common Stock.

Earnings Per Common Share -- We present basic EPS based on the weighted-average number of common shares outstanding. EPS are presented in accordance with FASB Statement No. 128, "Earnings Per Share," which establishes standards for computing and presenting basic and diluted EPS. The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 99,649, 77,866 and 34,254 shares for the years ended December 31, 2003, 2002 and 2001, respectively. These shares relate to stock options and restricted stock and were calculated using the treasury stock method.

Stock Option, Stock Appreciation Rights and Restricted Stock Award Plan -- Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2003, 2002 and 2001, SJI had -0-, -0- and 2,000 options outstanding, respectively, all exercisable at $24.69 per share. No options were granted in 2003, 2002 or 2001. No stock appreciation rights were issued under the Plan. In 2003, 2002 and 2001, we granted 30,810, 26,034 and 44,384 restricted shares, respectively. These restricted shares vest over a 3-year period and are subject to SJI achieving certain performance targets. The annual expense associated with these awards was $970,400, $579,900 and $61,300 in 2003, 2002 and 2001, respectively.

Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan (ESOP) -- Newly issued shares of common stock offered through the DRP are issued directly by SJI. All shares offered through the ESOP were also issued directly by SJI. As of December 31, 2003, SJI reserved 1,678,976 shares of authorized, but unissued, common stock for future issuance to the DRP. As of October 1, 2003, the ESOP was terminated.

Directors' Restricted Stock Plan -- Under this Plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period. The annual expense associated with this plan was $80,255, $67,242 and $66,843 in 2003, 2002 and 2001, respectively.

Shareholder Rights Plan -- In 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2). The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock and will expire if not exercised or redeemed by September 20, 2006.


5. INCOME TAXES:

Total income taxes applicable to operations differ from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                         Thousands of Dollars
                                                     2003       2002       2001

Tax at Statutory Rate                           $  20,352  $  17,436  $  16,157
Increase (Decrease) Resulting from:
        State Income Taxes                          3,659      3,143      2,857
        ESOP                                         (723)      (489)     --
        Amortization of Investment Tax Credit        (347)      (347)      (347)
        Tax Depreciation Under Book
                Depreciation on Utility Plant         664        664        664
        Other-- Net                                    (9)        (3)       (36)
Income Taxes:
        Continuing Operations                      23,596     20,404     19,295
        Discontinued Operations                      (458)      (232)      (362)
        Cumulative Effect of a Change
                in Accounting Principle              (294)       --         103
                                                --------------------------------
Net Income Taxes                                $  22,844  $  20,172  $  19,036
                                                ================================


The provision for Income Taxes is comprised of the following:
                                                      Thousands of Dollars
                                                   2003       2002         2001
Current:
        Federal                               $  12,402  $   3,044   $    8,306
        State                                     6,919      3,017        3,678
           Total Current                         19,321      6,061       11,984
Deferred:
        Federal:
           Excess of Tax Depreciation Over
                   Book Depreciation-- Net       12,339     10,960        4,668
           Deferred Fuel Costs-- Net            (10,446)    (3,728)         794
           Environmental Costs-- Net               (162)    (1,490)      (1,850)
           Alternative Minimum Tax                2,181       (495)       2,851
           Prepaid Pension                        1,647      5,743         --
           Deferred Regulatory Costs                750      1,543          175
           Other-- Net                             (397)       339          302
        State                                    (1,290)     1,818          718
           Total Deferred                         4,622     14,690        7,658
Investment Tax Credit                              (347)      (347)        (347)
        Income Taxes:
           Continuing Operations                  23,596    20,404       19,295
           Discontinued Operations                  (458)     (232)        (362)
           Cumulative Effect of a Change
                   in Accounting Principle          (294)      --           103
                                               ---------------------------------
Net Income Taxes                               $  22,844  $ 20,172  $    19,036
                                               =================================

The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:

                                                           Thousands of Dollars
                                                               2003        2002
Current:
        Deferred Fuel Costs-- Net                         $   7,235   $  20,368
        Derivatives / Unrealized Gain                         4,868       3,595
        Other                                                  (566)        855
                                                          ----------------------
                Current Deferred Tax Liability-- Net      $   11,537  $  24,818
                                                          ======================
Non-Current:
        Book versus Tax Basis of Property                    116,504    101,999
        Prepaid Pension                                        7,616      7,117
        Environmental                                            694        878
        Deferred Regulatory Costs                              4,687      3,873
        Minimum Pension Liability                               --       (6,395)
        Deferred State Tax                                    (2,358)    (2,678)
        Investment Tax Credit Basis Gross Up                  (1,891)    (2,070)
        Alternative Minimum Tax                                 --       (2,089)
        Other                                                 (3,330)    (2,745)
                                                          ----------------------
                Non-Current Deferred Tax Liability-- Net  $   121,922 $  97,890
                                                          ======================

6. FEDERAL AND OTHER REGULATORY TAX ASSETS AND DEFERRED CREDITS:

The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to Statement No. 109, deferred taxes previously were not provided. SJG previously passed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

The Investment Tax Credit attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Tax in 1978 and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

7. FINANCIAL INSTRUMENTS:

Restricted Investments -- In accordance with the terms of Marina's bond agreements, we were required to invest unused proceeds in high-quality, highly liquid investments pending approved construction expenditures. As of December 31, 2003 and 2002, these residual proceeds totaled $-0- and $2.1 million, respectively.

SJRG maintains a margin account with a national investment firm to support its energy-trading activities. As of December 31, 2003, the balance of this account was $4.0 million due to changes in the market value of outstanding contracts.

Long-Term Debt -- We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2003 and 2002, to be $338.6 million and $336.0 million, respectively. Carrying amounts are $314.1 million and $284.8 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

Other Financial Instruments -- The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2003 and 2002.


8. SEGMENTS OF BUSINESS:

Information about SJI's operations in different industry segments is presented below:

                                                      Thousands of Dollars
                                                  2003        2002       2001
Operating Revenues:
        Gas Utility Operations               $  528,066  $  417,262  $  475,462
        Wholesale Gas Operations                 10,560       4,998       6,144
        Retail Gas and Other Operations         190,380     114,706      96,752
        On-Site Energy Production                12,736         852        --
                Subtotal                        714,742     537,818     578,358
        Intersegment Sales                      (44,922)    (32,692)    (32,372)
                                             -----------------------------------
                Total Operating Revenues     $  696,820  $  505,126  $  545,986
                                             ===================================

Operating Income:
        Gas Utility Operations               $   65,420  $   60,874  $   60,463
        Wholesale Gas Operations                  4,998       4,280       4,628
        Retail Gas and Other Operations           5,600       4,159       3,824
        On-Site Energy Production                 3,122         416         --
        General Corporate                        (1,297)       (654)       (371)
                                             -----------------------------------
                Total Operating Income       $   77,843  $   69,075  $   68,544
                                             ===================================

Depreciation and Amortization:
        Gas Utility Operations               $   26,627  $   24,730  $   23,332
        Wholesale Gas Operations                     13          12           8
        Retail Gas and Other Operations             106          84          78
        On-Site Energy Production                   866          10         --
        Discontinued Operations                      28          28          28
                                             -----------------------------------
                Total Depreciation and
                  Amortization               $   27,640  $   24,864  $   23,446
                                             ===================================

Property Additions:
        Gas Utility Operations               $   53,238  $   49,646  $   47,799
        Wholesale Gas Operations                      6         --           61
        Retail Gas and Other Operations             245         138         163
        On-Site Energy Production                 8,137      33,925      17,915
                                             -----------------------------------
                Total Property Additions     $   61,626  $   83,709  $   65,938
                                             ===================================

Identifiable Assets:
        Gas Utility Operations              $   944,562   $   914,791
        Wholesale Gas Operations                 70,156        62,568
        Retail Gas and Other Operations          60,206        44,732
        On-Site Energy Production                72,896        60,916
        Discontinued Operations                   2,358         2,335
                                            -------------------------
                Subtotal                      1,150,178     1,085,342
        Corporate Assets                         36,755        40,783
        Intersegment Assets                     (60,730)      (72,291)
                                            -------------------------
                Total Identifiable Assets   $ 1,126,203   $ 1,053,834
                                            =========================

Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas and electricity acquisition and transportation service companies. On-Site Energy Production consists of Marina's energy-related projects.

SJI's interest expense relates primarily to SJG's and Marina's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.


9. REGULATORY ACTIONS:

In January 1997, the BPU granted SJG rate relief, which was predicated in part, upon a 9.62% rate of return on rate base, which included an 11.25% return on common equity. This rate relief provides for the recovery of cost of service, including deferred costs, through base rates. Additionally, our threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. Currently, SJG keeps 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 is credited to customers through the Basic Gas Supply Service (BGSS) clause. Thereafter, SJG keeps 20% of the pre-tax margins as we have historically.

Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas commodity supplier. As of December 31, 2003, 102,563 of SJG's residential customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility. The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the BGSS. Unbundling did not change the fact that SJG still recovers cost of service, including deferred costs, through base rates.

In November 2001, SJG filed for a $2.7 million rate increase to recover the cash related to a prior net deficiency in the Temperature Adjustment Clause
(TAC). Additionally, in September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a TAC deficiency resulting from warmer-than-normal weather for the 2001-2002 winter. As a result of the colder-than-normal 2002-2003 winter, the cumulative TAC deficiency decreased to $5.7 million. In August 2003, the BPU approved the recovery of the $5.7 million TAC deficiency, effective September 1, 2003.

In December 2001, the BPU approved recovery of SJG's October 31, 2001 underrecovered gas cost balance of $48.9 million plus accrued interest since April 1, 2001 at a rate of 5.75%. As of December 31, 2003, the remaining deferred underrecovered balance totaled $16.1 million.

During 2002, the BPU convened a gas policy group to address BGSS, which is the gas supply service being provided by the natural gas utility. In December 2002, the BPU approved the proposed BGSS price structure. The BGSS-approved price structure replaced the Levelized Gas Adjustment Clause (LGAC) pricing structure. The LGAC was structured to reset gas charges to consumers once per year. The BGSS resets gas prices monthly for larger customers, and for smaller customers permits multiple resets each year, if certain conditions are met. With the implementation of BGSS in March 2003, customers can make more informed decisions about choosing an alternate supplier by having a utility pricing structure that more currently reflects market conditions. Further, BGSS provides SJG with more pricing flexibility, through self-implementing rate changes under certain conditions and limitations, conceptually resulting in the reduction of over/under-recoveries. LGAC-related mechanisms, such as deferred accounting treatment, the sharing of pre-tax margins generated by interruptible and off-system sales and transportation, and the allowance for full recovery of prudently incurred natural gas costs, remain in place under BGSS.

In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs and environmental remediation costs that are recovered through SJG's Remediation Adjustment Clause; energy efficiency and renewable energy program costs that are recovered through SJG's New Jersey Clean Energy Programs; consumer education program costs; and the interim low income program costs. In August 2003, the BPU approved a $6.7 million increase to SJG's SBC, effective September 1, 2003. This approval increases the current annual recovery level of $6.7 million to $13.4 million.

Also in August 2002, SJG filed a petition with the BPU to transfer its appliance service business from the regulated utility into a newly created unregulated company. As filed, the newly created company would have the flexibility to be more responsive to competition and customer needs by expanding and modifying its service offerings in an unregulated environment.

In September 2002, SJG filed with the BPU to maintain its current BGSS rate through October 2003. However, due to price increases in the wholesale market, in February 2003, SJG filed an amendment to the September 2002 filing. In April 2003, the BPU approved a $16.6 million increase to SJG's annual gas costs recoveries.

In March 2003, the BPU approved a statewide Universal Service Fund (USF) program on a permanent basis. In June 2003, the BPU established a statewide program through which funds for the USF and Lifeline Credit and Tenants Assistance (Lifeline) Programs would be collected from customers of all electric and gas utilities in the state. The BPU ordered that utility rates be set to recover a total statewide USF budget of $33.0 million, and a total Lifeline budget of $72.0 million. Recovery rates for both programs were implemented on August 1, 2003.

In July 2003, SJG made its annual BGSS filing, as amended, with the BPU.
Due to further price increases in the wholesale market, SJG filed for a $24.0 million increase to its annual gas cost revenues. In August 2003, the BPU approved SJG's price increase on a provisional basis, subject to refund with interest, effective September 1, 2003.

In August 2003, SJG filed a base rate case with the BPU to increase its base rate to obtain a certain level of return on its investment of capital. SJG expects the rate case to be concluded during 2004. SJG has not sought a base rate increase from the BPU since the implementation of its base rate case approval in January 1997.

Filings and petitions described above are still pending unless otherwise indicated.


10. PENSIONS & OTHER POSTRETIREMENT BENEFITS:

SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to the majority of full-time, regular employees upon retirement. Newly hired employees in certain classifications and companies do not qualify for participation in the defined benefit pension plan. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

In 2002, we changed the actuarial valuation measurement date for our pension plans from September 30 to December 31 to conform to the measurement date used for our postretirement health care plans and to better reflect the actual pension balances as of SJI's balance sheet dates. This change had no significant effect on 2002 or prior years' pension expense.

The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other
Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $3.4 million at December 31, 2003 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

On December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") of 2003. In accordance with FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," issued in December 2003, management has elected to defer any financial impact resulting from the Act pending the availability of more information. As such, measures of the accumulated projected benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Furthermore, specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require changes to previously reported information.

Net periodic benefit cost related to the pension and other postretirement benefit insurance plans consisted of the following components:



                                                                Thousands of Dollars
                                                Pension Benefits                     Other Benefits
                                     2003         2002         2001         2003         2002         2001

Service Cost                    $    2,574   $    2,237   $    2,120   $    1,551   $    1,131   $    1,063
Interest Cost                        5,353        5,029        4,923        2,545        2,355        1,898
Expected Return on
        Plan Assets                 (5,514)      (4,567)      (5,314)      (1,078)      (1,046)        (895)
Amortization of
        Transition Obligation           72           72           72          772          772          772
        Amortization of Loss
                (Gain) and Other     1,784          838          372          396           73           (3)
                                ----------------------------------------------------------------------------
Net Periodic
        Benefit Cost            $    4,269   $    3,609   $    2,173   $    4,186   $    3,285   $    2,835
                                ============================================================================



A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                                    Thousands of Dollars
                                          Pension Benefits      Other Benefits
                                            2003      2002      2003      2002
Change in Benefit Obligations:
Benefit Obligation at Beginning
        of Year                         $ 81,106  $ 72,540   $ 30,973  $ 28,629
        Service Cost                       2,574     2,237      1,551     1,131
        Interest Cost                      5,353     5,029      2,545     2,355
        Actuarial Loss (Gain) and Other    6,054     5,738     11,239      (103)
        Benefits Paid                     (4,051)   (4,438)    (1,382)   (1,039)
                                        ----------------------------------------
Benefit Obligation at End of Year       $ 91,036  $ 81,106   $ 44,926  $ 30,973
                                        ========================================
Change in Plan Assets:
Fair Value of Plan Assets at
        Beginning of Year               $ 63,112  $ 50,358   $ 13,835  $ 13,465
        Actual Return on Plan Assets      14,084    (3,508)     3,336    (1,529)
        Employer Contributions            10,000    20,700      3,306     2,939
        Benefits Paid                     (4,051)   (4,438)    (1,382)   (1,040)
                                        ----------------------------------------
Fair Value of Plan Assets at
        End of Year                     $ 83,145  $ 63,112   $ 19,095  $ 13,835
                                        ========================================

Funded Status:                          $ (7,890) $(17,994)  $(25,831) $(17,138)
        Unrecognized Prior Service Cost    2,823     3,165       (809)     --
        Unrecognized Net Obligation
                Assets from Transition      --          72      6,946     7,718
        Unrecognized Net Loss
                and Other                 24,757    28,955     11,731     2,337
                                        ----------------------------------------
Prepaid (Accrued) Net Benefit Cost at
        End of Year                     $ 19,690  $ 14,198   $ (7,963) $ (7,083)
                                        ========================================

Amounts Recognized in the Statement
of Financial Position Consist of:
        Prepaid Benefit Cost            $ 19,690  $   --     $   --    $    --
        Accrued Benefit Liability            --     (4,693)    (7,963)   (7,083)
        Intangible Asset                     --      3,237       --         --
        Accumulated Other
                Comprehensive Income         --     15,654       --         --
                                        ----------------------------------------
Net Amount Recognized
        at End of Year                  $ 19,690  $ 14,198   $ (7,963) $ (7,083)
                                        ========================================


The accumulated benefit obligation of SJI's pension plans at December 31, 2003 and 2002, was $76.6 million and $67.8 million, respectively.

At December 31, 2002, SJI recorded an additional minimum pension liability of $18.9 million which is reflected in the consolidated balance sheet under the caption Pension and Other Postretirement Benefits. This liability adjustment resulted from decreases in the fair value of plan assets, which were due to the declining stock market, and increases in the benefit obligation due to decreases in the discount rates over the prior two years.

SJI also has unqualified pension plans provided to certain officers and outside directors which are unfunded. The aggregate accrued net benefit obligation of such plans as of December 31, 2003 and 2002 was $4.3 million and $3.9 million, respectively.

Additional disclosure relating to the minimum pension liability adjustments at December 31 were:
                                                 Thousands of Dollars
                                     Pension Benefits            Other Benefits
                                     2003        2002          2003        2002
The (Decrease) Increase in Minimum
   Liability Included in Other
   Comprehensive Income            $(9,259)     $7,271          N/A        N/A

The weighted-average assumptions used to determine benefit obligations at December 31 were:
                                     Pension Benefits             Other Benefits
                                     2003        2002           2003       2002

Discount Rate                        6.25%      6.75%           6.25%      6.75%
Rate of Compensation Increase        3.60%      3.60%            --         --

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 were:
                                     Pension Benefits             Other Benefits
                                     2003        2002           2003       2002

Discount Rate                        6.75%      7.25%           6.75%      7.25%
Expected Long-Term Return
       on Plan Assets                9.00%      9.00%           7.50%      7.50%
Rate of Compensation Increase        3.60%      4.10%             --        --



The expected long-term return on plan assets was based on return projections prepared by our investment manager using SJI's current investment mix as described under Plan Assets below.

The assumed health care cost trend rates at December 31 were:
                                                                2003    2002

Post-65 Medical Care Cost Trend Rate Assumed for Next Year      7.0%    7.5%
Pre-65 Medical Care Cost Trend Rate Assumed for Next Year      11.5%   12.0%
Dental Care Cost Trend Rate Assumed for Next Year               7.0%    7.5%
Rate to which Cost Trend Rates are Assumed to Decline
        (the Ultimate Trend Rate)                               5.0%    5.0%
Year that the Rate Reaches the Ultimate Trend Rate              2016    2016

Assumed health care cost trend rates have a significant effect on the amounts reported for SJI's postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates in 2003 would have the following effects:

                                                     Thousands of Dollars
                                                   1-Percentage-   1-Percentage-
                                                  Point Increase  Point Decrease
                                                  ------------------------------
Effect on the Total of Service and Interest Cost  $     637       $     (523)
Effect on Postretirement Benefit Obligation           6,319           (5,226)

Plan Assets -- SJI's weighted-average asset allocations at December 31, 2003, and 2002, by asset category are as follows:
                                      Pension Benefits         Other Benefits
                                   2003            2002     2003           2002
Asset Category
U.S. Equity Securities              47%             24%      47%            11%
International Equity Securities     13              12       13             11
Fixed Income                        40              64       40             78
                                  ----------------------------------------------
        Total                      100%            100%     100%           100%
                                  ==============================================

Based on the investment objectives and risk tolerances stated in SJI's current pension and other postretirement benefit plans' investment policy and guidelines (the "Policy"), the long-term asset mix target considered appropriate for SJI is 60% equity and 40% fixed-income investments. Historical performance results and future expectations suggest that equities will provide higher total investment returns than fixed-income securities over a long-term investment horizon.

The Policy recognizes that risk and volatility are present to some degree with all types of investments. However, high levels of risk are to be avoided at the total fund level. This is to be accomplished through diversification by asset class, style of manager, and sector and industry limits. Specifically prohibited investments include, but are not limited to, securities of companies with less than $250 million capitalization (except in the small-cap portion of the fund where capitalization levels as low as $50 million are permissible), venture capital, margin trading and commodities.

Contributions -- SJI expects to make no contributions to its pension plan and contribute approximately $3 million to its other postretirement benefit plan in 2004.


11. RETAINED EARNINGS:

Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. As of December 31, 2003, SJG's restrictions do not affect the amount that may be distributed from SJI's retained earnings.

12. UNUSED LINES OF CREDIT AND COMPENSATING BALANCES:

Bank credit available to SJI totaled $226.0 million at December 31, 2003, of which $124.7 million was used. Those bank facilities consist of a $100.0 million, 3-year revolving credit and $76.0 million of uncommitted bank lines available to SJG as well as a $40.0 million, 364-day revolving credit and $10.0 million of uncommitted bank lines available to SJI. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 1.87% and 2.28% at December 31, 2003 and 2002, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

13. COMMITMENTS AND CONTINGENCIES:

Construction and Environmental -- SJI's estimated net cost of construction and environmental remediation programs for 2004 totals $68.1 million. Commitments were made regarding some of these programs.

Gas Supply Contracts -- SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2004. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.2 million per month, recovered on a current basis through the BGSS.

Pending Litigation -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to these claims when we can determine the amount or range of amounts of likely settlement costs for those claims. Among other actions, SJI was named in certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI's financial position, results of operations or liquidity.

Parental Guarantees -- In 2002, the FASB released Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires companies to disclose the nature of its guarantees or indemnification agreements for interim and year-end financial statements ending after December 15, 2002. As of December 31, 2003, SJI had issued $147.6 million of parental guarantees on behalf of its subsidiaries. Of this total, $107.0 million expire within one year, $10.0 million expire in 2005 and $30.6 million have no expiration date. The vast majority of these guarantees were issued as a guarantee of payment to third parties with whom our subsidiaries have commodity supply contracts. As of December 31, 2003, these guarantees support $36.7 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $6.6 million related to Marina's construction activity.

Standby Letters of Credit -- SJI provided a $17.0 million standby letter of credit to Marina District Development Corporation in support of Marina's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to Borgata Hotel Casino & Spa. The plant began commercial operations in July 2003. Accordingly, as called for in the contract, this letter of credit was reduced to $2.5 million as of December 31, 2003 and will remain in place until July 2004.

As of December 31, 2003, SJI also provided $46.0 million of standby letters of credit from four commercial banks supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority used to finance Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2003.

Also, as of December 31, 2003, SJI has issued five letters of credit totaling $11.9 million to two different utilities. These letters were posted to enable SJE to market retail electricity within the respective utilities' service territories.

Environmental Remediation Costs -- SJI incurred and recorded costs for environmental cleanup of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force until 2024 at 10 sites and until 2029 at one site. The minimum future cost estimate discussed below is not reduced by projected insurance recoveries from the Cleanup Cost Cap Insurance Policy.

Since the early 1980s, SJI accrued environmental remediation costs of $144.2 million, of which $89.3 million has been spent as of December 31, 2003. With the assistance of a consulting firm, we estimate that future costs to clean up SJG's sites will range from $51.0 million to $162.3 million. We recorded the lower end of this range as a liability. It is reflected on the 2003 consolidated balance sheets under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the cleanup of SJG's former gas manufacturing sites.

SJG has two regulatory assets associated with environmental costs (See Note 1). The first asset is titled Environmental Remediation Cost: Expended -- Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of Statement
No. 71. The BPU allows SJG to recover expenditures through the RAC (See Note 9).

The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a deferred debit with the corresponding amount reflected on the consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under Statement No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent over 7-year periods.

As of December 31, 2003, we reflected SJG's unamortized remediation costs of $4.1 million on the consolidated balance sheets under the caption Other Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $39.8 million through rates (See Note 9).

With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.7 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption Loss from Discontinued Operations -- Net.

SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $13,800 and $77,200, while SJF's estimated liability ranges from $1.1 million to $4.9 million for its three sites. We recorded the lower ends of these ranges on the 2003 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2003.

14. SUBSEQUENT EVENT:

On January 5, 2004, Marina entered into multiple agreements with Mannington Mills, Inc. related to Mannington's cogeneration facility located in Salem County, NJ. On that date, Marina entered into a sale agreement to purchase the cogeneration facility for $2.7 million. Also, on that date, Marina entered into a license agreement with Mannington to permit the use of the facility and its output for eight years. Finally, on that date Marina entered into an operating and maintenance agreement to operate and manage the facility for eight years.